Exhibit 99.1

China Zenix Auto International Announces Withdrawal

of Preliminary Restructuring Proposal

ZHANGZHOU, China, July 18, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, announced today that its board of directors has received a letter from Mr. Jianhui Lai, the chairman of the Company’s board of directors and chief executive officer, RichWise International Investment Group Limited and certain of its affiliated entities (together, the “Consortium Members”), withdrawing the preliminary non-binding proposal for a business restructuring dated November 23, 2013.

Mr. Jianhui Lai, chairman and chief executive officer, commented, “I believed the proposal could have offered shareholders an alternative to increase shareholder value through an online business operation. As the largest shareholder in China Zenix, my interests are aligned with the Company’s. However, upon assessment of changes in market conditions, it is in the best interest of the Company and its shareholders as a whole that the preliminary proposal be withdrawn.”

“We continued to focus on the core wheel business during this proposal review. Our strategies and goals remain the same. We became a public company to capitalize on the large growth potential in the OEM and aftermarket in China. Additionally, foreign markets offered another growth avenue for our broad line of superior wheels. Through introducing a broad line of innovative superior wheels, we have strengthened our customer relationships and increased our market share. The growth opportunities in China and abroad are exciting and we are building our wheel business into a global supplier.”

“Our business model is strong and we are well positioned in our markets. We have achieved sales growth in each market segment over the past few quarters. I am proud to lead this very capable management team and solid board of directors. I am confident that with shareholders’ support, together we can unlock our shareholder value over time.”

China Zenix announces that it expects to release it 2014 second quarter financial results on August 21st.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2013. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com